Exhibit 10.17

Description of Director Compensation
The Board of Directors (the "Board") of Black Box Corporation (the "Company"), upon the recommendation of the Nominating & Governance Committee of the Board (the "Governance Committee") on the advice of its compensation consultants as to prevailing Board practices, eliminated the meeting fees paid to directors and increased the annual retainer to $70,000 per year, payable quarterly.
The Chairpersons of each of the Audit Committee of the Board, Compensation Committee of the Board and Governance Committee will receive an annual retainer of $15,000, payable quarterly. The non-executive Chairperson of the Board will continue to receive an annual retainer of $75,000, payable quarterly.
Each of the foregoing actions was effective as of April 1, 2014.
In addition, on May 15, 2014, each non-employee director received an immediately-vested restricted stock unit award with a value of approximately $100,000 on such date (which was the same amount for the previous four (4) fiscal years). Based on the closing price of the Common Stock on the date of grant (and rounding to the nearest ten shares), this grant resulted in a restricted stock unit award to each non-employee director for 4,590 shares of the Common Stock which vested immediately upon grant.
The Company maintains directors' and officers' liability insurance. Directors also are reimbursed customary expenses for attending meetings of the board of directors, board committees and stockholders.